[PUBLICIS GROUPE S.A. LOGO]


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PRESS RELEASE
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     CONTACTS AT PUBLICIS GROUPE SA:

     PIERRE BENAICH, INVESTOR RELATIONS           +33 1 4443 6500
     EVE MAGNANT, CORPORATE COMMUNICATIONS        +33 1 4443 7025


                               PUBLICIS GROUPE SA
                           SUPERVISORY BOARD MEETING


Paris, June 17, 2003 -- The Supervisory Board of Publicis Groupe S.A. met today under the chairmanship of Elisabeth Badinter.

The Board approved financial statements at March 31, 2003 and received information on Group results to May 31, 2003. Figures were in line with Group projections and thus confirm, to date, its 15% target for operating margin in the second half of 2003.

The business plan of iSe, a joint venture specializing in sports marketing and entertainment set up by Publicis Groupe S.A. (45%) and Dentsu (45%) in tandem with Sports Mondial (10%), was approved by the Supervisory Board.

A progress report on the integration of Bcom3 was also presented and confirmed that the move is going exceptionally smoothly for both human resources and business. Integration of D'Arcy has now entered the final stages, with the exception of three entities in Europe, where approved plans are now being implemented. The Supervisory Board expressed its satisfaction with the remarkable achievements in this area.

Finally, the Board approved the proposal that the Group refrain from further bidding for Cordiant Communications Group.

Maurice Levy, Chairman and CEO, stated "Our results to date remain in line with our projections, despite persistently slack markets in some regions, notably in Europe.

As already pointed out, the integration of Bcom3 is progressing satisfactorily in all respects. We expect to meet all of our objectives in full.

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[PUBLICIS GROUPE S.A. LOGO]

While we have indicated our interest in acquiring some of Cordiant's assets, I did not wish to lead Publicis Groupe S.A. into a bidding battle since we consider our last offer both fair and reasonable. We have also been assured that we will be able to buy out Cordiant's 25% interest in the ZenithOptimedia Group, as well as its stake in franchised media agencies trading under the Zenith name.

Our priorities remain, above all, to strive for a steady improvement in the quality of service we provide to our clients, and to meet our financial targets where both results and our balance sheet structure are concerned."

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PUBLICIS  GROUPE SA (Euronext  Paris : 13057,  NYSE : PUB) is the world's fourth largest communications group, according to AdAge's ranking of April, 2003 as well as world leader in media counsel and buying, according to RECMA's ranking of January 2003. Its activities span 109 countries on six continents.

Groupe activities cover advertising, marketing services, media counsel and buying, media sales and specialized communications. These include public relations, corporate and financial communications, multicultural and healthcare communications.

Publicis Groupe SA's services are offered through three autonomous global advertising networks : Publicis Worldwide, Saatchi & Saatchi Worldwide, and Leo Burnett Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned, and two global brands in media counsel and buying, ZenithOptimedia and Starcom MediaVest Group.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM
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